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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-34479

CHINA REAL ESTATE INFORMATION CORPORATION

No. 383 Guangyan Road
Shanghai 200072
People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Real Estate Information Corporation
By:	/s/ Bin Laurence
Name:	Bin Laurence
Title:	Chief Financial Officer

Date: March 22, 2012

 Exhibit Index

Exhibit 99.1—Press release

Exhibit 99.2—Notice of Extraordinary General Shareholders Meeting of CRIC and Proxy Statement related thereto/Prospectus of E-House (China) Holdings Limited, with attached Annexes

Exhibit 99.3—Proxy Card for the Extraordinary General Meeting of Shareholders of CRIC

Exhibit 99.4—Notice to CRIC ADS Holders of Extraordinary General Meeting of Shareholders of CRIC

Exhibit 99.5—Form of ADS Voting Instruction Card

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SIGNATURE
Exhibit Index